Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES FULL YEAR 2017 PRODUCTION ABOVE GUIDANCE & PROVIDES OPERATIONAL UPDATE

CALGARY, January 15, 2018 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to confirm full year 2017 production ahead of guidance and provide an operational update, including preliminary results from our four well pad in Willesden Green.

David French, President & CEO commented, “2017 was a great year for Obsidian Energy. We repositioned the development portfolio, effectively responded to a volatile commodity and currency environment, and exited the year with clear operational momentum. There is much to be excited about as we head into 2018. To supplement this update, we added a video to our website which gives more colour to our progress and my perspective on where the business is heading in 2018 and beyond.”

Second Half Program Drives Full Year 2017 Production Above Guidance

Full year 2017 production was 31,700 boe/d, above the high end of our guidance range of 30,500 – 31,500 boe/d. Ongoing waterflood and our shallow base decline, combined with solid execution of our second half development program drove the outperformance. This marks another quarter of consistent production delivery and we look forward to maintaining this momentum through 2018.

We experienced some unexpected production downtime in December due to extreme cold weather in the last half of the month. Additionally, third party pipeline curtailment delayed on-stream timing of our four well pad in Willesden Green until early 2018. These wells are now on production and are exhibiting strong initial results as noted below.

Q4 2017 production was 31,400 boe/d, with an estimated liquids weighting of 62%. To date in January, corporate production has averaged over 32,000 boe/d despite continued cold weather related downtime.

Increased Willesden Green Cardium Production by Over 30% with New Four Well Pad

Our four well pad in Willesden Green Cardium was on-stream as of January 3, 2018. The pad has averaged approximately 2,800 boe/d since the wells came on production, implying an average of 700 boe/d per well over that timeframe. As a result, we expect to increase our entire Willesden Green Cardium production by over 30% for the month of January. These strong well results continue our successful approach to optimizing wellbore placement in the bioturbated interval and proven completion design.

Accelerated 2018 Cardium Program into December to Optimize Rig Schedule and Bring Forward Volumes

With continued execution success and a focus on capital efficiency, we decided to accelerate a portion of our 2018 capital program into 2017. In December, we drilled two primary horizontal wells in Willesden Green targeting the bioturbated interval. We also drilled three of four horizontal producers from our PCU #9 pad, which employs a low capital, integrated waterflood approach to mitigate declines. Accelerating these projects into 2017 maintained our operational efficiency which will reduce well costs and save approximately $0.5MM on the Cardium program.

Willesden Green primary wells are expected to be on production by mid-February, while the PCU #9 pad is expected to come on early April. We offset the capital cost of bringing these wells forward by delaying vertical injectors associated with our 2017 program into 2018.

Any incremental capital available in the second half of the year will likely go towards Cardium development.

Confirmed the Upside within the Heart of our Peace River Acreage

Second half execution of our 12 well Peace River program was very strong, with three of our wells exhibiting rates over 500 bbl/d per well, including December average oil production of 618 bbl/d on one of those wells. Our Peace River team continues to deliver strong results as we develop our multi-year inventory.

Some of our heavy crude oil in Peace River is priced off Western Canadian Select (WCS), which has recently muted some of the upside of higher US$ WTI pricing. To mitigate the impact of wider WCS differentials, we utilize a portfolio of sales and pricing terms, including rail transportation, which reduces the price impact by approximately half. This has helped reconfirm the attractive economics of our 2018 Peace River program and we plan to begin this program in the coming weeks.

We look forward to updating the investment community with our full 2017 financial and operating results in early March. A short video featuring David French, President & CEO, can be found under the Presentations & Events section of our website or by using the following link:

https://www.obsidianenergy.com/investor-centre/presentations-events/

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that there is lots of be excited about as we head into 2018; that any incremental capital available in the second half of the year will likely go towards Cardium development; that we can mitigate the impact of wider WCS differentials through a portfolio of sales and pricing terms to reduce the cost impact; that we plan to begin the 2018 Peace River program due to the reconfirmed attractive economics in the coming weeks; that we look forward to maintaining the momentum of consistent production delivery through 2018; the expected increase in production for January in the Willesden Green Cardium; that accelerating certain projects will reduce well costs and save the Cardium program money; when production will come online for certain pads; and that we will update the investment community with full 2017 financial and operational results in early March.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-

term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE”. All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com